UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 17)

                              TERRA INDUSTRIES INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    457729101
          -------------------------------------------------------------
                                 (CUSIP Number)

                                    N. Jordan
                                    Secretary
                               Anglo American plc
                            20 Carlton House Terrace
                         London SWIY 5AN, United Kingdom
                            Tel: 011-44-207-698-8888
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 13, 2000
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SEC 1746(12-91)

                                  SCHEDULE 13D
-------------------                                 ---------------------------
CUSIP NO. 457729101                                 PAGE       OF         PAGES
-------------------                                 ---------------------------

-------------------------------------------------------------------------------

  1    NAME OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

           ANGLO AMERICAN plc
-------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (A) |_|
                                                                        (B) |_|
-------------------------------------------------------------------------------
  3    SEC USE ONLY


-------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not applicable.
-------------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   |_|

-------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

           United Kingdom
-------------------------------------------------------------------------------
    NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY          By subsidiary: 37,560,725 Common Shares.
     OWNED BY       -----------------------------------------------------------
       EACH         8    SHARED VOTING POWER
    REPORTING
      PERSON        -----------------------------------------------------------
       WITH         9    SOLE DISPOSITIVE POWER

                         By subsidiary: 37,560,725 Common Shares.
                    -----------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           37,560,725 Common Shares.
-------------------------------------------------------------------------------
  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                   |_|

-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           49.5%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------                                 ---------------------------
CUSIP NO. 457729101                                 PAGE       OF         PAGES
-------------------                                 ---------------------------

-------------------------------------------------------------------------------

  1    NAME OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

           TAURUS INTERNATIONAL S.A.
-------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (A) |_|
                                                                        (B) |_|
-------------------------------------------------------------------------------
  3    SEC USE ONLY


-------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not applicable.
-------------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   |_|

-------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Luxembourg
-------------------------------------------------------------------------------
    NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY          37,560,725 Common Shares.
     OWNED BY       -----------------------------------------------------------
       EACH         8    SHARED VOTING POWER
    REPORTING
      PERSON        -----------------------------------------------------------
       WITH         9    SOLE DISPOSITIVE POWER

                         37,560,725 Common Shares.
                    -----------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           37,560,725 Common Shares
-------------------------------------------------------------------------------
  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                   |_|

-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           49.5%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------                                 ---------------------------
CUSIP NO. 457729101                                 PAGE       OF         PAGES
-------------------                                 ---------------------------

-------------------------------------------------------------------------------

  1    NAME OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

           TAURUS INVESTMENTS S.A.
-------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (A) |_|
                                                                        (B) |_|
-------------------------------------------------------------------------------
  3    SEC USE ONLY


-------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not applicable.
-------------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   |_|

-------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Luxembourg
-------------------------------------------------------------------------------
    NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY          Nil.
     OWNED BY       -----------------------------------------------------------
       EACH         8    SHARED VOTING POWER
    REPORTING
      PERSON        -----------------------------------------------------------
       WITH         9    SOLE DISPOSITIVE POWER

                         Nil.
                    -----------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           Nil.
-------------------------------------------------------------------------------
  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                   |_|

-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           0
-------------------------------------------------------------------------------

Item 1.   Security and Issuer.

         This Amendment No. 17 to the Schedule 13D, dated August 3, 1983, of Minerals and Resources Corporation (as amended by Amendments Nos. 1 through 16, the "Schedule l3D"), is filed to reflect information required pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Act"), relating to common shares, no par value (the "Common Shares"), of Terra Industries Inc. ("Terra"), a Maryland corporation, with its principal executive offices located at Terra Centre, 600 4th Street, Sioux City, Iowa 51101.

Item 2.   Identity and Background.

         Item 2 is hereby amended by replacing the last paragraph with the following:

         "During the last five years, neither (1) any of Anglo American plc, Taurus International or Taurus, nor (2) to the best knowledge of Anglo American, Taurus International or Taurus, any of the directors or executive officers of Anglo American, Taurus International, or Taurus, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws."

         Item 2 of the Schedule 13D is further amended by deleting Annex A in its entirety and substituting in its place Annex A to this Amendment No. 17.

Item 3.   Source and Amount of Funds or Other Consideration.

         Not applicable.


Item 4.   Purpose of Transaction.

         Item 4 is hereby amended in its entirety to read as follows:

         "On March 13, 2000 (the "Closing Date"), Taurus International, Taurus, Credit Agricole Lazard Financial Products Bank ("CAL FP") and Tokyo-Mitsubishi International plc ("Tokyo-Mitsubishi International") entered into a purchase agreement ("Purchase Agreement") under which (1) Taurus International sold 1,000,000 Common Shares, or approximately 1.32 % of the outstanding capital stock of the Company, to Tokyo-Mitsubishi International, and (2) Taurus sold 3,750,000 Common Shares, or approximately 4.9 % of the outstanding capital stock of the Company, to CAL FP and 250,000 Common Shares, or approximately 0.33 % of the outstanding capital stock of the Company, to Tokyo-Mitsubishi International. Simultaneously with these sales, Taurus International entered into a Call Option Agreement, dated the Closing Date ("Call Option Agreement"), with CAL FP pursuant to which CAL FP sold a call option to Taurus International in respect of 5,000,000 Common Shares. The purpose of the transactions was to reduce the holding by Anglo American in the issued share capital of the Company to below 50%, so that Anglo American may account for the results of the Company under relevant accounting standards on an equity rather than a consolidated basis. Anglo American will determine the timing of any further sale or course of action in relation to its holding in the Company based on market and other conditions and will continue to evaluate its position."

Item 5.   Interest in Securities of the Issuer.

         Item 5 is hereby amended in its entirety to read as follows:

         "(a) Except as referred to in Item 2 hereof, neither Anglo American, Taurus International or Taurus, nor, to the best knowledge of Anglo American, Taurus International or Taurus, any of the executive officers or directors of Anglo American, Taurus International or Taurus owns beneficially, or has any right to acquire, directly or indirectly, any of the Common Shares of Terra.

         As of the date hereof, Anglo American and Taurus International are deemed to beneficially own 37,560,725 Common Shares of Terra, or 49.5 % of the total number of outstanding Common Shares of Terra, as reported to Anglo American, Taurus International and Taurus by Terra. Taurus has disposed of its entire holding of Common Shares under the Purchase Agreement, and owns no Common Shares of the Company as of the date hereof.

         (b) Taurus has voting or dispositive power with respect to no Common Shares of Terra. Taurus International has sole voting and dispositive power with respect to 37,560,725 Common Shares of Terra, or 49.5 % of the outstanding Common Shares of Terra. Anglo American, through its subsidiary Taurus International, has sole voting and dispositive power with respect to 37,560,725 Common Shares of Terra, or 49.5 % of the outstanding Common Shares of Terra.

         (c) Neither Anglo American, Taurus International or Taurus, nor, to the best knowledge of Anglo American, Taurus International or Taurus, the executive officers or directors of any of them has effected, during the 60 days preceding the date of this Schedule 13D, any transaction in the Common Shares of Terra except as disclosed in this Amendment.

         (d)  Not applicable

         (e) On March 13, 2000, Taurus has disposed of its entire holding of Common Shares under the Purchase Agreement and owns no Common Shares of the Company."

Item 6. Contract, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

         Item 6 is hereby amended by the addition of the following paragraph:

         "On February 29, 2000, Taurus International, Taurus, CAL FP and Tokyo-Mitsubishi International entered into a letter of intent, confirming the results of their negotiations and their mutual agreement regarding the execution of the Purchase Agreement and the Call Option Agreement.

         The Purchase Agreement, dated the Closing Date, between Taurus International and Taurus as sellers, and CAL FP and Tokyo-Mitsubishi International as purchasers, was the agreement pursuant to which (1) Taurus International sold 1,000,000 Common Shares, or approximately 1.32 % of the outstanding capital stock of the Company, to Tokyo-Mitsubishi International, and (2) Taurus sold 3,750,000 Common Shares, or approximately 4.9 % of the outstanding capital stock of the Company, to CAL FP, and 250,000 Common Shares, or approximately 0.33 % of the outstanding capital stock of the Company, to Tokyo-Mitsubishi International. In each case, Common Shares of Terra were sold at a price of US $2.25 per share. The aggregate consideration received by the two sellers was $11,250,000. The Purchase Agreement contains certain representations and warranties by each of the parties that are commonly found in agreements relating to comparable transactions.

         The Call Option Agreement, dated the Closing Date, between Taurus International and CAL FP, was entered into simultaneously with the Purchase Agreement and was the agreement pursuant to which CAL FP sold a call option to

Taurus International in respect of 5,000,000 Common Shares. The agreement is in the form of the relevant agreement developed by the International Swap and Derivatives Association, Inc. During the period from the Closing Date and ending four years after the Closing Date, Taurus International may exercise the option under the circumstances set forth in the Call Option Agreement (which option shall be cash settled), subject to the terms and conditions of the Call Option Agreement. The Call Option Agreement provides for CAL FP to pay to Taurus International 100% of any increase in the share price of the Common Shares between $0.25 and $4.00 per share, $3.75 plus 75% of the increase between $4.00 and $6.00 per share, $5.25 plus 50% of the increase between $6.00 and $8.00 per share and $6.25 plus 0% of the increase above $8.00, in each case multiplied by the aggregate number of shares sold to CAL FP and Tokyo-Mitsubishi International on the Closing Date, with the extent of the increase calculated using a different basis (being (1) the price per Share on the New York Stock Exchange, (2) the price per Share at which Taurus International is able to sell Shares or
(3) the price per Share at which CAL FP is able to sell Shares) depending on the circumstances in which the option was exercised, and in each case subject to the provisions of the Call Option Agreement. Taurus International has agreed that it will hold 4 million of the options for the risk and benefit of Taurus.

         The obligations of CAL FP are guaranteed by a guarantee from Caisse Nationale de Credit Agricole."

Item 7.   Material to be filed as Exhibits.

         The following are hereby added as exhibits:

         Letter of Intent, dated February 29, 2000, between Taurus International, Taurus, CAL FP and Tokyo-Mitsubishi International.

         Purchase Agreement, dated March 13, 2000, between Taurus International, Taurus, CAL FP and Tokyo-Mitsubishi International.

         Call Option Agreement, dated March 13, 2000, between Taurus International and CAL FP.

         Deed of Guarantee, dated March 29, 1995, executed by way of deed poll by Caisse Nationale de Credit Agricole.

         Agreement in relation to the holding of 4 million call options, dated March 13, 2000, between Taurus International and Taurus.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   ANGLO AMERICAN plc


                                                   By:  /s/ N. Jordan
                                                        -----------------------
                                                        Name: N. Jordan
                                                        Title: Secretary

                                                   TAURUS INTERNATIONAL S.A.


                                                   By:  /s/ D.A.L. Bennett
                                                        -----------------------
                                                        Name: D.A.L. Bennett
                                                        Title: Secretary


                                                   TAURUS INVESTMENTS S.A.


                                                   By:  /s/ D.A.L. Bennett
                                                        -----------------------
                                                        Name: D.A.L. Bennett
                                                        Title: Secretary

Date: March 20, 2000

                                     ANNEX A

I. The following list sets forth the names of certain Directors and Executive Officers of Anglo American.

Name:                               J. Ogilvie Thompson (Chairman and Chief Executive
                                    Officer)
Citizenship:                        South African
Business Address:                   20 Carlton House Terrace, London, SW1Y 5AN, United
                                    Kingdom
Principal Occupation:               Chairman of Anglo American


Name:                               L. Boyd (Vice Chairman)
Citizenship:                        South African
Business Address:                   20 Carlton House Terrace, London, SW1Y 5AN, United
                                    Kingdom
Principal Occupation:               Executive Director, Anglo American, with responsibility
                                    for Anglo Platinum and Anglo Ferrous Metals and joint
                                    responsibility for Anglo Industries


Name:                               J. W. Campbell (Executive Director)
Citizenship:                        British
Business Address:                   20 Carlton House Terrace, London, SW1Y 5AN, United
                                    Kingdom
Principal Occupation:               Executive Director with responsibility for Anglo Coal and
                                    Anglo Base Metals


Name:                               Viscount Etienne Davignon (Director)
Citizenship:                        Belgian
Business Address:                   30 Rue Royale, B-1000
                                    Brussels, Belgium
Principal Occupation:               Chairman, Societe Generale de Belgique (Bank)


Name:                               Dr. C.E. Fay (Director)
Citizenship:                        British
Business Address:                   Merrifield, Links Road, Bramley,
                                    Guildford, GU5 OAL, United Kingdom
Principal Occupation:               Director of Companies

Name:                               R.M. Godsell (Director)
Citizenship:                        South African
Business Address:                   PO Box 62117, Marshalltown 2107, Republic of South
                                    Africa
Principal Occupation:               Executive Director and Chief Executive, AngloGold
                                    Limited


Name:                               Sir J.C.L. Keswick (Director)
Citizenship:                        British
Business Address:                   41 Tower Hill
                                    London  EC3N 4HA, United Kingdom
Principal Occupation:               Director of Companies


Name:                               M. W. King (Executive Vice Chairman)
Citizenship:                        South African
Business Address:                   20 Carlton House Terrace, London, SW1Y 5AN, United
                                    Kingdom
Principal Occupation:               Vice Chairman, Anglo American


Name:                               A. W. Lea (Finance Director)
Citizenship:                        British
Business Address:                   20 Carlton House Terrace, London, SW1Y 5AN, United
                                    Kingdom
Principal Occupation:               Finance Director, Anglo American


Name:                               R.J. Margetts CBE (Director)
Citizenship:                        British
Business Address:                   ICI Group Headquarters, 9 Millbank, London SW1P 3JF
                                    United Kingdom
Principal Occupation:               Chairman, Legal & General Group


Name:                               N. F. Oppenheimer (Deputy Chairman)
Citizenship:                        South African
Business Address:                   De Beers House, Corner Amethyst Street and Crownwood
                                    Road, Theta, Johannesburg, 2013, Republic of South Africa

Principal Occupation:               Director and Chairman, De Beers Consolidated Mines
                                    Limited and De Beers Centenary AG


Name:                               Sir D.G. Scholey (Deputy Chairman and Senior
                                    Non-Executive Director)
Citizenship:                        United Kingdom
Business Address:                   1 Finsbury Avenue, London EC2M 2PP, United Kingdom
Principal Occupation:               Director of companies.


Name:                               A. J. Trahar (Executive Director)
Citizenship:                        South African
Business Address:                   20 Carlton House Terrace, London, SW1Y 5AN, United
                                    Kingdom
Principal Occupation:               Executive Director of Anglo American with responsibility
                                    for Anglo Forest Products, Anglo Industrial Minerals and
                                    joint responsibility for Anglo Industries


Name:                               P.S. Wilmot-Sitwell (Director)
Citizenship:                        British
Business Address:                   20 Carlton House Terrace, London, SW1Y 5AN, United
                                    Kingdom
Principal Occupation:               Chairman, Mercury World Mining Trust


II. The following table sets forth certain information concerning each of the Directors and Officers of Taurus International.


Name:                               D.A.L. Bennett (Director)
Citizenship:                        British
Business Address:                   9, rue Sainte Zithe, L-2763 Luxembourg City
Principal Occupation:               Company Secretary, Anglo American Luxembourg


Name:                               T.A.M Bosman (Director)
Citizenship:                        Dutch
Business Address:                   9, rue Sainte Zithe, L-2763 Luxembourg City
Principal Occupation:               Financial Manager, Anglo American Luxembourg

Name:                               G.M. Holford (Director)
Citizenship:                        British
Business Address:                   9, rue Sainte Zithe, L-2763 Luxembourg City
Principal Occupation:               Head of Luxembourg Office, Anglo American



III. The following list sets forth the names of certain Directors and Officers of Taurus Investments and the sections of this Annex "A" in which other information concerning them is set out, to which sections reference is hereby made:


D.A.L Bennett                       (Director)                SECTION 2

T.A.M. Bosman                       (Director)                SECTION 2

G.M. Holford                        (Director)                SECTION 2